Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

02028841

FILE NO: 82-3806

RWJ/AL

30th November 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, C.C. 20549
USA

Dear Sirs,

RENTOKIL INITIAL plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report

dw 5/8

5. Listing particulars or circulars to be distributed to shareholders in connection with certain major acquisitions, dispositions, or changes in capital structure of the company and certain extra-ordinary transactions requiring shareholders approval.	5. Nothing to Report.
6. Notice of all shareholders' meetings, together with proxy form permitting a shareholder to vote by proxy at such meetings, and notice to the London Stock Exchange of meetings of the board of directors relating to declaration of dividends and announcement of profit and loss statements.	6. Nothing to Report.
7. Notices filed with Registrar of Companies in England and Wales Relating to (a) increase in share Capital, (b) change in Directors and/or Secretary, (c) change in accounting Reference date (fiscal year), (d) change in registered office, (e) charges and (f) changes to Memorandum and Articles of Association.	7. (a) to (f) Nothing to report.
8. Information to be published (generally) by press (release) and/or filed with the London Stock Exchange as to (a) material Acquisitions, investments, or dispositions (b) material changes in the scope of the company's business activities, (c) changes in the company's directors or principal officers, (d) decisions regarding dividends (e) announcements of preliminary financial information, (f) notifications to the company of beneficial ownership of more than three percent (3%) of outstanding voting stock, (g) notifications of certain transactions by directors and connected persons involving the company's securities, (h) information filed regarding directors,	8. (a) to (d) Nothing to report. (e) A copy of a press release dated 14th November 2001 announcing a self imposed close period in relation to the purchases of its own shares ahead of the release of a trading statement scheduled for 4th December 2001. (f) to (j) Nothing to report.

(i) declarations of dividends, and (j) certain other significant business developments.

If you have any questions or require any additional information, please contact me by telephone (collect) on 011-441342-833022.

Yours faithfully,

R Ward-Jones
Company Secretary

Announcement Details

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Re Purchase of Own Securities
Released	16:47 14 Nov 2001
RNS Number	1417N

Full Announcement Text

RNS Number:1417N
Rentokil Initial PLC
14 November 2001

RENTOKIL INITIAL plc

Rentokil Initial plc announces that it has decided to impose upon itself a close period in relation to purchases of its own shares ahead of the trading statement already scheduled for 4th December 2001. This reflects the adoption of a policy by the company that it will not in future make market purchases of its own shares during a period of three weeks before the issue of scheduled trading statements, typically in May and December in each year.

This announcement should not be taken as indicating that the company has any reason to believe that the contents of the trading statement will be out of line with market expectations.

END

END
